UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------
                                    FORM 6-K
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                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                          FOR THE MONTH OF APRIL, 2014

                       COMMISSION FILE NUMBER: 000-29832

                            CHELSEA OIL AND GAS LTD.
                (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)

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                              3200, 500 4TH AVENUE
                                CALGARY, ALBERTA
                                 CANADA T2P 2V6
                             (ADDRESS OF PRINCIPAL
                               EXECUTIVE OFFICES)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                       Form 20-F [X]        Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): [_]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes[_]       No[X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-




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                                   SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                     CHELSEA OIL & GAS LTD.
                                     ----------------------
Date: May 1, 2014                    By:  /s/ Jesse Meidl
                                          Name:  Jesse Meidl
                                          Title:  Chief Executive Officer









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                                 EXHIBIT INDEX

 EXHIBIT

99.1      Press Release dated March 31, 2014

99.2 Annual Information Form dated March 31, 2014 for the years ended December 31, 2013 and 2012